And speaking of customers, for Hanahana, new product innovation is always an invitation for their community to join in for what they call "testing and treats." For the holiday launch, "once our team was able to narrow down two formulations, we invited our community to our headquarters to test," she says. Between activations in Ghana, community walks and voting on scents, their customers are a big part of their body care launch processes.



But community engagement did not end with the limited edition holiday scent. "We launched our Wefunder Community Fundraise publicly and have already raised over $50,000 dollars through our community," Boamah-Acheampong says. "This opportunity to launch our Community Raise not only allows our customers the opportunity to have equity in the brand but also allows us to establish a new type of relationship with our customers." In addition to working on a new shower wash and more body care, in the new year Hanahana is "excited about how we will continue to grow and reach new people."